SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 6, 2007

Commission File Number: 000-29992

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of a press release dated August 6, 2007, regarding Optibase’s announcement that its ordinary shares will be listed for trade on the Tel Aviv Stock Exchange on August 12, 2007.

This Form 6-K is hereby incorporated by reference into Optibase Ltd.‘s Registration Statements on Form S-8 (file numbers: 333-10840, 333-12814, 333-91650, 333-122128, 333-137644 and 333-139688).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: August 6, 2007

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase
+1-617-488-0988 ext. 3
jane@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE ANNOUNCES THAT ITS ORDINARY SHARES WILL BE LISTED FOR TRADE ON THE TEL AVIV
STOCK EXCHANGE ON AUGUST 12, 2007

HERZLIYA, Israel, August 6, 2007 – Optibase Ltd. (NASDAQ: OBAS) announces that following the Tel Aviv Stock Exchange listing approval, Optibase has filed today with the Israel Securities Authority a listing document pursuant to which the Company’s ordinary shares will be listed on the Tel Aviv Stock Exchange for trade on August 12, 2007.

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com